

07002183

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44892

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Equity Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1776 Broadway, Suite 2000
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

PROCESSED
MAR 09 2007
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ken Levine (212) 765-9710
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baron & Baron
(Name – *if individual, state last, first, middle name*)

250 West 57th Street	New York	NY	10107
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.


SEC MAIL
RECEIVED
PROCESSING
FEB 2 6 2007
WASH. D.C.
185
SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Ken Levine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Equity Capital Securities, Inc., as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public



LUC DROAL
Notary Public - State of New York
NO. 01DR4763116
Qualified in Queens County
My Commission Expires 11-30-10

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Supplementary Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST EQUITY CAPITAL
SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2006


SEC MAIL PROCESSING
RECEIVED
FEB 2 6 2007
WASH. D.C.
185
SECTION

FIRST EQUITY CAPITAL SECURITES, INC.

TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2006

BARON & BARON, LLP
Certified Public Accountants
250 West 57th Street, Suite 724
New York, NY 10107
Tel (212) 586-8070 • Fax (212) 265-0059

Board of Directors
First Equity Capital Securities, Inc.
New York, NY

We have audited the accompanying balance sheet of First Equity Capital Securities, Inc. as of December 31, 2006 and the related statements of operations, stockholder's equity, cash flows and changes in liabilities subordinated to creditors for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Equity Capital Securities, Inc. as of December 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of expressing an opinion on the basic financial statements taken as a whole. The information contained on pages 8 through 10, inclusive, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rules 15c3-1, 15c3-3 and 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, NY
January 13, 2007

FIRST EQUITY CAPITAL SECURITIES, INC.

BALANCE SHEET

DECEMBER 31, 2006

ASSETS

Current assets:	
Cash and cash equivalents	$ 59,941
Prepaid expenses and other assets	6,330
	$ 66,271

LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 24,591
Stockholder's equity:	
Common stock, $.01 par value; 100 shares authorized; 10 shares issued and outstanding	1
Additional paid-in capital	260,307
Retained earnings	(218, 628)
Total stockholder's equity	41,680
Total liabilities and stockholder's equity	$ 66,271

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2006

Revenues:	
Commissions	$ 36,300
Interest income	2,557
	38,857
Expenses:	
Occupancy and equipment rental	48,000
Professional fees	16,206
Telephone and communications	12,384
Travel and entertainment	15,403
Insurance	27,057
Other operating expenses	21,119
Loss from abandonment of leasehold improvements	19,035
	159,204
Loss before provision for income taxes	(120,347)
Provision for income taxes	200
Net loss	$(120,547)

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.

STATEMENT OF STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2006

	Total	Common Stock	Additional Paid-in Capital	Retained Earnings
January 1, 2006	$ 62,227	$1	$160,307	$ (98,081)
Capital contributions	100,000	–	100,000	–
Net loss	(120,547)	–	–	(120,547)
December 31, 2006	$ 41,680	$1	$260,307	$(218,628)

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:	
Net loss	$(120,547)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	364
Changes in assets and liabilities:	
Prepaid expenses and other assets	6,044
Accounts payable and accrued expenses	8,115
Net cash used by operations	(106,024)
Cash flows from financing activities:	
Capital contributions	100,000
Repayment of loan payable, stockholder	(30,000)
Net cash provided by financing activities	70,000
Cash flows from investing activities:	
Abandonment of leasehold improvements	19,034
Net decrease in cash and cash equivalents	(16,990)
Cash and cash equivalents, beginning of year	76,931
Cash and cash equivalents, end of year	$ 59,941
Supplementary disclosure of cash flow information:	
Cash paid during the period for:	
Income taxes	$200

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO GENERAL CREDITORS

YEAR ENDED DECEMBER 31, 2006

Subordinated borrowings at January 1, 2006	$30,000
Repayment of subordinated notes	(30,000)
Subordinated borrowings at December 31, 2006	$ -

The accompanying notes are an integral part of the financial statements.

FIRST EQUITY CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

1. Organization:

The Company was incorporated in the State of New York on May 28, 1993 to engage in the brokerage and investment advisory business.

2. Significant accounting policies:

a. Revenue recognition:

Consulting and advisory fee revenue was recognized when services provided were substantially completed.

Transactions in securities and related commission expense are recorded on a trade date basis.

Securities owned are stated at quoted market values. Investments not readily marketable were valued at fair value as determined by the Board of Directors. Unrealized gains and losses are included in results of operations.

b. Income taxes:

The Company, with the consent of its stockholders, has elected to have its income taxed as an "S" corporation under the Internal Revenue Code which provides that, in lieu of corporate income taxes, stockholders are taxed individually on the Company's taxable income.

c. Organization costs:

Organization costs are amortized over a five-year period on a straight-line basis beginning January 1, 1993.

d. Cash and cash equivalents:

Cash and cash equivalents include time deposits, certificates of deposit and all highly liquid debt instruments with original maturities of three months or less.

e. Property and equipment:

Property and equipment are stated at cost. Depreciation is computed over the useful lives of the assets using both the straight-line and declining balance methods. Expenditures for repairs and maintenance are charged to operations in the period incurred.

FIRST EQUITY CAPITAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2006

3. Notes payable, stockholder, subordinated:

Notes payable to the Company's stockholders are non-interest-bearing and are subordinated to all creditors. The loans are subordinated until the maturity dates as follows:

April 20, 2006	$15,000
June 21, 2006	15,000
	$ 30,000

These loans were paid in full during 2006.

4. Net capital requirements:

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission's net capital rule which requires that the Company maintain a minimum net capital as defined, of 12.5% of aggregate indebtedness during the Company's first twelve months in business, or $5,000, whichever is greater. The Company agreed to maintain 120% of its minimum net capital requirements, or $6,000, in accordance with SEC Rule 17a-11(b)(1).

Net capital and aggregate indebtedness change from day-to-day, but, as of December 31, 2006, the Company had net capital of $35,350 which exceeded requirements by $30,350.

5. Pension plan:

The Company sponsors a profit sharing plan which covers all employees meeting the age and length of service requirements of the Plan. Contributions to the Plan are at the discretion of the Company's Board of Directors. Pension expense charged to operations for the year ended December 31, 2006 was $0.

FIRST EQUITY CAPITAL SECURITIES, INC.

COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO RULE 15c3-1

DECEMBER 31, 2006

Credits:	
Stockholder's equity	$41,680
Debits:	
Nonallowable assets:	
Prepaid expenses and other assets	6,330
Net capital	35,350
Minimum net capital requirements - greater of 12.5% of aggregate indebtedness or $5,000	5,000
Net capital in excess of requirements	$30,350
Ratio of aggregate indebtedness to net capital	69.6%
Aggregate indebtedness:	
Accounts payable and accrued expenses	$24,591

FIRST EQUITY CAPITAL SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2006

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

FIRST EQUITY CAPITAL SECURITIES, INC.

RECONCILIATION OF THE AUDITED COMPUTATION OF
NET CAPITAL AND FOCUS REPORT - PART IIA
PURSUANT TO RULE 17a-5

DECEMBER 31, 2006

There is no difference between the audited computation of net capital and the corresponding Focus Report - Part IIA.

FIRST EQUITY CAPITAL SECURITIES, INC.

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2006

BARON & BARON, LLP
Certified Public Accountants
250 West 57th Street, Suite 724
New York, NY 10107
Tel (212) 586-8070 • Fax (212) 265-0059

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

Board of Directors
First Equity Capital Securities, Inc.
New York, NY

In planning and performing our audit of the financial statements of First Equity Capital Securities, Inc. for the year ended December 31, 2006 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures of determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company's to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

New York, NY
January 13, 2007



END